FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...........1.0
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Morrison Robert S.	2. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Vice Chairman
(Last) (First) (Middle) 555 W. Monroe	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 12/2002
(Street) Chicago IL 60661			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year	2A. Deemed Execution Date; if any (Month/ Day/ Year	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
PepsiCo, Inc. Common Stock	12/27/2002 (1)		A	4,846.00	A	(1)	350,872.00	D
PepsiCo, Inc. Common Stock							3,521.35 (2)	I	By 401(k)
PepsiCo, Inc. Preferred Stock							872.25 (3)	I	By 401(k)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned and End of Month (Instr. 4)	10. Owner- ship Form of Derivative Securities Beneficially Owned by End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$50.00	2/1/2002		A	312,619.00		02/01/05	01/31/12	PepsiCo, Inc. Common Stock	312,619.00		312,619.00	D
Phantom Stock Units	1-for-1	12/27/2002(1)		A	1,100.40		Immediately	(4)	PepsiCo, Inc. Common Stock	1,100.40		50,027.40	D

Explanation of Responses:
1. Acquired on various dates between January 2, 2002 and January 2, 2003 pursuant to PepsiCo's deferred compensation plan, at prices ranging from $36.69 to $51.90.
2. Shares held in PepsiCo Common Stock Fund reflect unit accounting. To provide liquidity in this fund, a portion of these units, which varies daily but averages approx. 3%, represents cash. Information reflects share value on 12/27/02.
3. Shares held in the PepsiCo Convertible Preferred Stock Fund reflect unit accounting. In order to provide liquidity in this fund, a portion of these units, which varies daily but averages approximately 3%, represents cash. The information presented here reflects the share value as of 12/27/02.
4. Phantom units payable in annual installments, commencing April 1 of the year following the reporting person's termination of employment.

/s/ Robert S. Morrison	February 7, 2003

Robert S. Morrison ** Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.